SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock:  530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

Gregory B. Maffei
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Series A common stock: 530307 107

Series B common stock: 530307 206

1.	Names of Reporting Persons Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 459,368 (1), (2), (3), (4) Series B Common Stock: 731,306 (5)

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 459,368 (1), (2), (3), (4) Series B Common Stock: 731,306 (5)

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 459,368 (1), (2), (3), (4) Series B Common Stock: 731,306 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.7% (6) Series B Common Stock: 22.4% (6)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 154,490 shares of the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer”), held by a grantor retained annuity trust of which Mr. Maffei is the sole trustee, for the benefit of himself, his spouse and his children.

(2)	Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”) beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, without giving effect to the stipulation and order described in Item 6, Mr. Maffei would beneficially own, in the aggregate, 1,190,674 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 4.4% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(3)	Includes 86,248 shares of Series A Common Stock held by the Maffei Foundation, as to which shares Mr. Maffei has disclaimed beneficial ownership.

(4)	Includes 11,097 shares of Series A Common Stock, which are available in support of a line of credit with Morgan Stanley Private Bank, National Association.

(5)	Includes 722,134 shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), that are subject to options, which are exercisable within 60 days after December 18, 2020. Such options to purchase shares of the Issuer's Series B Common Stock are subject to the stipulation and order described further in Item 6, pursuant to which Mr. Maffei has agreed that immediately following the exercise of any such options, he will exchange each share of Series B Common Stock issued upon such exercise for one share of the Issuer's non-voting Series C Common Stock, par value $0.01 per share.

(6)	For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 26,495,183 and the total number of shares of Series B Common Stock outstanding was 3,271,603, in each case, based on the 26,495,183 shares of Series A Common Stock and 2,549,469 shares of Series B Common Stock reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2020 (the “LBC 8-K”) as expected to be outstanding as of December 18, 2020 following the closing of the combination contemplated by the Agreement and Plan of Merger, dated as of August 6, 2020, by and among the Issuer, GCI Liberty, Inc., a Delaware corporation, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable within 60 days after December 18, 2020. 7,199,697 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were expected to be outstanding as of December 18, 2020 following the closing of the combination contemplated by the Merger Agreement, as reported by the Issuer in the LBC 8-K. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 12.6% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. After giving effect to the stipulation and order described in Item 6, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 1.0% of the voting power with respect to the general election of the Issuers based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.   )

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

Item 1.  Security and Issuer.

Gregory B. Maffei (the “Reporting Person” or “Mr. Maffei”) is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband” or the “Issuer”), beneficially owned by Mr. Maffei:

(a)	Series A common stock, par value $0.01 per share (“Series A Common Stock”); and

(b)	Series B common stock, par value $0.01 per share (“Series B Common Stock”).

The Issuer’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Reporting Person is filing this Statement as a result of his acquisition on December 18, 2020 of options with respect to shares of Series B Common Stock in exchange for his options with respect to shares of Series B common stock, par value $0.01 per share (“GCI Liberty Series B Common Stock”), of GCI Liberty, Inc., a Delaware corporation (“GCI Liberty”), pursuant to the closing of the Combination (as defined below) as contemplated by the Agreement and Plan of Merger, dated as of August 6, 2020, by and among the Issuer, GCI Liberty, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (the “Merger Agreement”). Such options are subject to the stipulation and order further described in Item 6.

The Issuer also has shares of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock” and together with the Series A Common Stock, Series B Common Stock, and Series C Common Stock (as defined below), the “Capital Stock), outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon the conversion of shares of Series B Common Stock.  By its terms, each share of Series B Common Stock is convertible into one share of Series A Common Stock at the option of the holder.  Shares of Series A Common Stock and Preferred Stock are not convertible.  The holders of Series A Common Stock, Series B Common Stock, and Preferred Stock generally vote as a single class with respect to all matters voted on by the shareholders of the Issuer.  Shares of Series A Common Stock are entitled to one vote per share, shares of Series B Common Stock are entitled to ten votes per share, and shares of Preferred Stock are entitled to one-third of a vote per share, in each case, on matters presented to shareholders of the Issuer for their approval.

Item 2.  Identity and Background.

The Reporting Person is Gregory B. Maffei, whose business address is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Maffei is President and Chief Executive Officer, and a director of the Issuer.

During the last five years, Mr. Maffei has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Maffei is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The information contained in Items 1 and 4 of this Statement is incorporated into this Item 3 by reference.

Item 4.   Purpose of the Transaction.

As reported by Liberty Broadband in its Current Report on Form 8-K, filed with the SEC on December 22, 2020 (File No. 001-36713), on December 18, 2020, Liberty Broadband completed its previously announced combination (the “Combination”) with GCI Liberty pursuant to the terms of the Merger Agreement. In accordance with the terms and conditions of the Merger Agreement, (i) each share of Series A common stock, par value $0.01 per share, of GCI Liberty (“GCI Liberty Series A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) was converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (“Series C Common Stock”), (ii) each share of GCI Liberty Series B Common Stock issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock and for shares of GCI Liberty Series B Common Stock to which the holder thereof properly demands and does not withdraw its demand for or otherwise lose its right to, appraisal of such shares) was converted into the right to receive 0.580 of a share of Series B common stock, and (iii) each share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of GCI Liberty issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) was converted into the right to receive one share of newly-issued Preferred Stock. In addition, immediately prior to the Effective Time, all outstanding options to purchase shares of GCI Liberty Series A Common Stock and GCI Liberty Series B Common Stock were converted into options, with the same terms and conditions as applied to such GCI Liberty stock options immediately prior to the Effective Time, to purchase the number of shares of Series C Common Stock and Series B Common Stock (rounded down to the nearest whole share), respectively, determined by multiplying the number of shares of GCI Liberty common stock subject to the GCI Liberty stock option by 0.580, at an exercise price determined by dividing the per-share exercise price of the GCI Liberty stock option by 0.580 and rounding the result up to the nearest whole cent. As a result of the Combination, the options to purchase shares of GCI Liberty Series B Common Stock beneficially owned by the Reporting Person were converted into options to purchase shares of Series B Common Stock. Such options are subject to the stipulation and order further described in Item 6.

Except as set forth in the Statement, the Reporting Person has no present plans or proposals which may relate to or would result in any of the following:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Capital Stock in open market or privately negotiated transactions, (ii) to dispose of all or a portion of his holdings of shares of Capital Stock.  In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market prices of the Capital Stock.

The information contained in Item 6 of this Statement is incorporated into this Item 4 by reference.

Item 5.   Interest in Securities of the Issuer.

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 459,368 shares of Series A Common Stock (including (A) 154,490 shares held by a grantor retained annuity trust of which Mr. Maffei is the sole trustee, for the benefit of himself, his spouse and his children and (B) 86,248 shares held by the Maffei Foundation, as to which shares Mr. Maffei has disclaimed beneficial ownership), which shares represent approximately 1.7% of the outstanding shares of Series A Common Stock, and (ii) 731,306 shares of Series B Common Stock (including 722,134 shares that are issuable upon the exercise of options, which are exercisable within 60 days after December 18, 2020), which shares represent approximately 22.4% of the outstanding shares of Series B Common Stock. After giving effect to the stipulation and order described in Item 6, Mr. Maffei may be deemed to beneficially own 9,172 shares of Series B Common Stock, which shares represent approximately 0.4% of the outstanding shares of Series B Common Stock

For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 26,495,183 and the total number of shares of Series B Common Stock outstanding was 3,271,603, in each case, based on the 26,495,183 shares of Series A Common Stock and 2,549,469 shares of Series B Common Stock reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2020 (the “LBC 8-K”) as expected to be outstanding as of December 18, 2020 following the closing of the Combination contemplated by the Merger Agreement, and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for the assumed exercise of all options to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable within 60 days after December 18, 2020. Furthermore 7,199,697 shares of the Issuer’s Preferred Stock were expected to be outstanding as of December 18, 2020 following the closing of the Combination contemplated by the Merger Agreement, as reported by the Issuer in the LBC 8-K. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 12.6% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. After giving effect to the stipulation and order described in Item 6, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 1.0% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Series A Common Stock or Series B Common Stock, subject to the terms of the agreed stipulation and order described in Item 6.

(c)       Except as provided in this Statement, Mr. Maffei has not effected any transactions with respect to the Series A Common Stock or Series B Common Stock during the 60 days preceding the date hereof.

(d)       Not Applicable.

(e)       Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 9, 2020, a putative class action complaint was filed by two purported stockholders of GCI Liberty. The lawsuit names as defendants GCI Liberty, as well as the members of the GCI Liberty board of directors, including Mr. Maffei. On November 21, 2020, the plaintiffs and defendants filed a stipulation and proposed order describing an agreement reached among them, which stipulation and proposed order the Court granted on November 23, 2020. As part of the agreement reached among the parties to the lawsuit, Mr. Maffei agreed that immediately following the exercise of any options to acquire Series B Common Stock Mr. Maffei holds as a result of the Combination, he will exchange each share of Series B Common Stock issued upon such exercise for one share of non-voting Series C Common Stock. Mr. Maffei also agreed that this exchange obligation will remain in effect even if those options to acquire Liberty Broadband Series B Common Stock are transferred by him.

Of the shares of Capital Stock beneficially owned by Mr. Maffei, 11,097 shares of Series A Common Stock and 396,834 shares of Series C Common Stock are available in support of a line of credit with Morgan Stanley Private Bank, National Association.

The information contained in Item 4 is incorporated into this Item 6 by reference.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GBM 13D regarding LBC]